OFFICER'S FINANCIAL CERTIFICATION

I, Timothy D. Roberts II, certify that:

(1) the financial statements of Acropolis Games LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Acropolis Games LLC included in this Form reflects accurately the information reported on the tax return for Acropolis Games LLC filed for the fiscal year ended 2016.

(3) the tax return information of Acropolis Games LLC for the fiscal year ended 2017 is not yet available and will be filed in an amendment to this Form once available, if filed during the offering period.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the effective date below.

Signature: _Timothy Roberts_
Timothy Roberts (Feb 5, 2018)

Name: Timothy D. Roberts II

Title: Owner

Date: 2/5/2018

Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Acropolis Games has experienced growth during its first two years of existence. Our 2017 sales were slightly lower than that of 2016. 2017 was a year of many expensive products that resulted in a much higher than projected cost of goods sold. This affected our sales to an extent because many of these products did not sell as we expected, thus our inventory will be higher than expected for 2017 as well. We expect historical results to be reflective of our projected performance in the years to come. We carry no current debt obligations although our assets are used as collateral for a mortgage for a related entity, which owns the property we will be moving our operations to. We believe we will have sufficient capital resources to finance our operations going forward and do not expect to raise additional capital in the near future.

2016 Tax Return Information

Total Income: 230902.72

Taxable Income: 230902.72

Total Taxes: 5000.00

Acropolis Games LLC

BALANCE SHEET

As of December 31, 2016

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking 1 (15)	6,198.39
Cash on hand - Petty Cash	350.00
Savings (00)	2,605.05
Total Bank Accounts	**$9,153.44**
Other Current Assets	
Funds Transfers Checking Savngs	1,620.00
Inventory	41,562.89
Total Other Current Assets	**$43,182.89**
Total Current Assets	**$52,336.33**
Fixed Assets	
Cost -Office Equipment	1,621.97
Depreciation Allow	-1,621.97
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$52,336.33**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	
Federal Taxes (941/944)	72.44
Federal Unemployment (940)	7.42
MI Income Tax	52.57
MI Unemployment Tax	47.97
Payroll Clearing	0.00
Total Payroll Liabilities	**180.40**
Sales Tax Payable	-4,324.59
Total Other Current Liabilities	**$ -4,144.19**
Total Current Liabilities	**$ -4,144.19**
Total Liabilities	**$ -4,144.19**
Equity	
Member Capital	28,134.07
Member Draw	-400.00
Retained Earnings	12,884.11
Net Income	15,862.34
Total Equity	**$56,480.52**
TOTAL LIABILITIES AND EQUITY	**$52,336.33**

Acropolis Games LLC

PROFIT AND LOSS

January - December 2016

	TOTAL
Income	
Sales	230,902.72
Total Income	**$230,902.72**
Cost of Goods Sold	
Purchases - COS	159,323.19
Total Cost of Goods Sold	**$159,323.19**
GROSS PROFIT	**$71,579.53**
Expenses	
Advertising	4,694.86
Auto & Truck Expense	1,346.22
Bank Charges	81.00
Credit Card Proccessing	3,113.29
Dues & Subscriptions	519.95
Legal & Professional Fees	731.25
Meals and Entertainment	1,509.60
Office Expenses	6,174.57
Other General and Admin Expenses	3,153.64
Payroll Expenses	
Taxes	150.06
Wages	1,237.46
Total Payroll Expenses	**1,387.52**
Purchases	272.00
Rent or Lease	12,557.46
Repair & Maintenance	1,552.32
Security/Monitoring	2,188.11
Shipping and delivery expense	47.53
Supplies	2,301.30
Taxes -Sales	10,544.41
Travel	346.34
Utilities	2,200.88
Waste Disposal	497.00
Website	499.00
Total Expenses	**$55,718.25**
NET OPERATING INCOME	**$15,861.28**
Other Income	
Interest Earned	1.06
Total Other Income	**$1.06**
NET OTHER INCOME	**$1.06**
NET INCOME	**$15,862.34**

Acropolis Games LLC

STATEMENT OF CASH FLOWS

January - December 2016

	TOTAL
OPERATING ACTIVITIES	
Net Income	15,862.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Funds Transfers Checking Savngs	0.00
Inventory	-11,728.89
Payroll Liabilities:Federal Taxes (941/944)	72.44
Payroll Liabilities:Federal Unemployment (940)	7.42
Payroll Liabilities:MI Income Tax	52.57
Payroll Liabilities:MI Unemployment Tax	47.97
Payroll Liabilities:Payroll Clearing	0.00
Sales Tax Payable	-875.47
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-12,423.96**
Net cash provided by operating activities	**$3,438.38**
FINANCING ACTIVITIES	
Member Capital	134.07
Member Draw	0.00
Retained Earnings	-8,349.07
Net cash provided by financing activities	**$ -8,215.00**
NET CASH INCREASE FOR PERIOD	**$ -4,776.62**
Cash at beginning of period	13,930.06
CASH AT END OF PERIOD	**$9,153.44**

Acropolis Games LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking 1 (15)	1,536.48
Cash on hand - Petty Cash	350.00
Savings (00)	3,458.10
Savings (01)	1,000.00
Total Bank Accounts	**$6,344.58**
Other Current Assets	
Funds Transfers Checking Savngs	1,620.00
Inventory	41,562.89
Uncategorized Asset	0.00
Total Other Current Assets	**$43,182.89**
Total Current Assets	**$49,527.47**
Fixed Assets	
Cost -Office Equipment	1,621.97
Depreciation Allow	-1,621.97
Total Fixed Assets	**$0.00**
TOTAL ASSETS	**$49,527.47**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	15.19
MI Income Tax	81.75
MI Unemployment Tax	60.77
Payroll Clearing	0.00
Total Payroll Liabilities	**157.71**
Sales Tax Payable	-4,324.59
Total Other Current Liabilities	**$ -4,166.88**
Total Current Liabilities	**$ -4,166.88**
Total Liabilities	**$ -4,166.88**
Equity	
Member Capital	28,134.07
Member Draw	-18,503.30
Retained Earnings	28,746.45
Net Income	15,317.13
Total Equity	**$53,694.35**
TOTAL LIABILITIES AND EQUITY	**$49,527.47**

Acropolis Games LLC

PROFIT AND LOSS

January - December 2017

	TOTAL
Income	
Sales	217,727.80
Sales of Product Income	495.37
Total Income	**$218,223.17**
Cost of Goods Sold	
Purchases - COS	140,131.86
Total Cost of Goods Sold	**$140,131.86**
GROSS PROFIT	**$78,091.31**
Expenses	
Advertising	2,050.21
Bank Charges	351.00
Credit Card Proccessing	8,048.73
Insurance	645.00
Interest Expense	0.16
Legal & Professional Fees	2,106.45
Meals and Entertainment	841.82
Office Expenses	7,406.22
Other General and Admin Expenses	988.68
Payroll Expenses	
Taxes	1,008.69
Wages	9,608.05
Total Payroll Expenses	**10,616.74**
Promotional	657.36
Purchases	2,050.16
Rent or Lease	10,800.00
Security/Monitoring	160.64
Shipping and delivery expense	182.03
Supplies	880.00
Taxes -Sales	9,736.50
Utilities	3,550.66
Waste Disposal	782.75
Website	919.94
Total Expenses	**$62,775.05**
NET OPERATING INCOME	**$15,316.26**
Other Income	
Interest Earned	0.87
Total Other Income	**$0.87**
NET OTHER INCOME	**$0.87**
NET INCOME	**$15,317.13**

Acropolis Games LLC

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	15,317.13
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Funds Transfers Checking Savngs	0.00
Uncategorized Asset	0.00
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	-72.44
Payroll Liabilities:Federal Unemployment (940)	7.77
Payroll Liabilities:MI Income Tax	29.18
Payroll Liabilities:MI Unemployment Tax	12.80
Payroll Liabilities:Payroll Clearing	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-22.69**
Net cash provided by operating activities	**$15,294.44**
FINANCING ACTIVITIES	
Member Draw	-18,103.30
Net cash provided by financing activities	**$ -18,103.30**
NET CASH INCREASE FOR PERIOD	$ -2,808.86
Cash at beginning of period	9,153.44
CASH AT END OF PERIOD	$6,344.58